SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b)(c), AND (d) and
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(d)

                                (Amendment No. 1)




                       VIDEO NETWORK COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    674421201
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                  May 16, 2002
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]  Rule 13d-1(b)

        [ ]  Rule 13d-1(c)

        [ ]  Rule 13d-1(d)

        [X]  Rule 13d-2(d)

--------
* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                       -------------------
CUSIP NO. 674421201                 13G                          Page 2 of 12
---------------------                                       -------------------

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Firebrand Financial Group, Inc.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
    NUMBER OF         5. SOLE VOTING POWER
      SHARES             0
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         6. SHARED VOTING POWER
       EACH              4,878,305
    REPORTING         ----------------------------------------------------------
      PERSON          7. SOLE DISPOSITIVE POWER
       WITH              0
                      ----------------------------------------------------------
                      8. SHARED DISPOSITIVE POWER
                         4,878,305
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,878,305
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES(*)
                                                                             |_|
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        9.7%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON
        HC
--------------------------------------------------------------------------------






(*) SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      -------------------
CUSIP NO. 674421201                  13G                       Page 3 of 12
---------------------                                      -------------------


--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        EarlyBirdCapital.com Inc.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        New York
--------------------------------------------------------------------------------
    NUMBER OF         5. SOLE VOTING POWER
      SHARES             0
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         6. SHARED VOTING POWER
       EACH              4,773,305
    REPORTING         ----------------------------------------------------------
      PERSON          7. SOLE DISPOSITIVE POWER
       WITH              0
                      ----------------------------------------------------------
                      8. SHARED DISPOSITIVE POWER
                         4,773,305
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,773,305
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES(*)
                                                                             |_|
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        9.5%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON
        HC
--------------------------------------------------------------------------------





(*) SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      -------------------
CUSIP NO. 674421201                    13G                    Page 4 of 12
---------------------                                      -------------------


--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Dalewood Associates, Inc.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        New York
--------------------------------------------------------------------------------
    NUMBER OF         5. SOLE VOTING POWER
      SHARES             0
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         6. SHARED VOTING POWER
       EACH              4,381,434
    REPORTING         ----------------------------------------------------------
      PERSON          7. SOLE DISPOSITIVE POWER
       WITH              0
                      ----------------------------------------------------------
                      8. SHARED DISPOSITIVE POWER
                         4,381,434
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,381,434
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES(*)
                                                                             |_|
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        8.8%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------






(*) SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      -------------------
CUSIP NO. 674421201                    13G                    Page 5 of 12
---------------------                                      -------------------


--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Dalewood Associates LP
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        New York
--------------------------------------------------------------------------------
    NUMBER OF         5. SOLE VOTING POWER
      SHARES             0
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         6. SHARED VOTING POWER
       EACH              4,381,434
    REPORTING         ----------------------------------------------------------
      PERSON          7. SOLE DISPOSITIVE POWER
       WITH              0
                      ----------------------------------------------------------
                      8. SHARED DISPOSITIVE POWER
                         4,381,434
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,381,434
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES(*)
                                                                             |_|
--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        8.8%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------






(*) SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      -------------------
CUSIP NO. 674421201                    13G                    Page 6 of 12
---------------------                                      -------------------


--------------------------------------------------------------------------------
ITEM 1(a)      NAME OF ISSUER: Video Network Communications, Inc.

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               50 International Drive, Portsmouth, NH 03801

ITEM 2(a)      NAME OF PERSONS FILING:

               Firebrand Financial Group, Inc. ("FFGI")
               EarlyBirdCapital.com, Inc. ("EBC.com")
               Dalewood Associates, Inc. ("Dalewood")
               Dalewood Associates, LP ("Dalewood LP")

               The statement on this Schedule 13G is filed on behalf of the persons listed above pursuant to Rule 13d-1(k)(1). The Joint Filing Agreement dated June 7, 2002 among the Reporting Persons is set forth in Exhibit I hereto and is incorporated herein by reference.

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               The principal address of each Reporting Person is:
               One State Street Plaza, 24th Floor
               New York, NY 10004

ITEM 2(c)      CITIZENSHIP:

               FFGI is organized under the laws of Delaware. The other Reporting Persons are organized under the laws of New York.

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(e)      CUSIP NUMBER:

               674421201

---------------------                                      -------------------
CUSIP NO. 674421201                    13G                    Page 7 of 12
---------------------                                      -------------------

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), or 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

   (a)  [_]    Broker or dealer registered under Section 15 of the Exchange Act;

   (b)  |_|    Bank as defined in Section 3(a)(6) of the Exchange Act

   (c)  |_|    Insurance company as defined in Section 3(a)(19) of the Exchange
               Act;

   (d)  |_|    Investment company registered under Section 8 of the Investment
               Company Act;

   (e)  |_|    An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

   (f)  |_|    An employee benefit plan or endowment fund in accordance with
               Rule 13d-1(b)(1)(ii)(F);

   (g)  |_|    A parent holding company or control person in accordance with
               Rule 13d-1(b)(ii)(G);

   (h)  |_|    A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act;

   (i)  |_|    A church plan that is excluded from the definition of an
               investment company under Section 3(c)(14) of the Investment
               Company Act;

   (j)  |_|    Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

ITEM 4            OWNERSHIP:

                  (a)  Amount Beneficially Owned:

                  FFGI is the majority shareholder of EBC.com. EBC.com wholly owns Dalewood and EarlyBirdCapital, Inc. ("EBC"). Dalewood is the general partner of Dalewood LP. FFGI is the sole shareholder of GKN Securities Corp. ("GKN").

                  EBC owns of record currently exercisable securities to purchase an aggregate of 432,343 shares of common stock ("Shares") of Video Network Communications, Inc. ("Company"), consisting of the following: (i) options to purchase Company units exercisable at $11.10 per Unit, to purchase in the aggregate 52,800 Shares and warrants to purchase 52,800 Shares exercisable at $20 per share; (ii) extra warrants to purchase in the aggregate 7,920 Shares exercisable at $20 per share;
                  (iii) an option to purchase 139,123 Shares exercisable at $3.94 per Share; and (iv) options exercisable at $.50 per Share and warrant, each warrant to purchase one Share at $2.00. Such option is exercisable to purchase in the aggregate, 143,760 Shares and warrants to purchase 35,940 Shares, for a total of 179,700 Shares.

---------------------                                      -------------------
CUSIP NO. 674421201                    13G                    Page 8 of 12
---------------------                                      -------------------


--------------------------------------------------------------------------------
                  Dalewood LP owns of record 3,041,272 Shares. Dalewood LP owns of record, currently exercisable securities to purchase an aggregate of 1,340,162 Shares, consisting of the following:
                  (i) warrants to purchase 103,833 Shares and extra warrants to purchase 15,575 Shares, each exercisable at $20.00 per Share,
                  (ii) warrants to purchase 150,000 Shares exercisable at $.60 per Share; (iii) warrants to purchase 349,000 Shares exercisable at $.60 per Share; (iv) warrants to purchase 400,000 Shares exercisable at $.60 per Share; (v) warrants to purchase 100,000 Shares, exercisable at $.60 per Share; (vi) warrants to purchase 118,044 Shares exercisable at $.60 per Share; (vii) warrants to purchase 37,943 Shares exercisable at $5.93 per Share; (viii) warrants to purchase 25,295 Shares exercisable at $5.93 per Share; and (ix) warrants to purchase 40,472 Shares exercisable at $3.94 per Share.

                  GKN owns of record a currently exercisable option to purchase up to 105,000 units. The option is currently exercisable at $61.88 per Unit to purchase in the aggregate, 63,000 Shares and warrants to purchase 42,000 Shares, each warrant exercisable at $33.00 per Share.

                  Therefore, each of FFGI, EBC.com, Dalewood and Dalewood LP may, respectively, be deemed to beneficially own 4,878,305, 4,773,305, 4,381,434 and 4,381,434 Shares.

                  Information contained in this Schedule 13G is provided solely for the purpose of complying with Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of the securities described herein for any other purpose.

                 (b)  Percent of Class:

                  Based upon all the securities directly and indirectly beneficially owned by FFGI, EBC.com, Dalewood, and Dalewood LP, the maximum percent of the Shares that each may be deemed to beneficially own is, respectively, 9.7%, 9.5%, 8.8% and 8.8%. The foregoing percentages are based upon 48,622,931 Shares outstanding as of June 7, 2002. For each beneficial owner, Shares subject to options or warrants exercisable within 60 days of the date of this Schedule 13G are deemed outstanding in connection with the calculation of such person's beneficial ownership.

---------------------                                      -------------------
CUSIP NO. 674421201                    13G                    Page 9 of 12
---------------------                                      -------------------


--------------------------------------------------------------------------------
                 (c)  Number of Shares as to which such person has:

                      (i)     sole power to vote or to direct the vote:

                                       N/A

                      (ii)    shared power to vote or direct the vote:

                                                     Shares of
                                                     Common Stock

                                FFGI                 4,878,305
                                EBC.com              4,773,305
                                Dalewood             4,381,434
                                Dalewood LP          4,381,434

                      (iii)    sole power to dispose or to direct the
                               disposition of:

                                       N/A

                      (iv)     shared power to dispose or to direct the
                                 disposition of

                                                       Shares of
                                                       Common Stock

                                  FFGI                 4,878,305
                                  EBC.com              4,773,305
                                  Dalewood             4,381,434
                                  Dalewood LP          4,381,434

ITEM 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6:       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              FFGI is the majority stockholder of EBC.com (which wholly-owns Dalewood, the general partner of Dalewood LP) and is the sole stockholder of GKN. Therefore, it may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by EBC.com.

---------------------                                      -------------------
CUSIP NO. 674421201                    13G                    Page 10 of 12
---------------------                                      -------------------


--------------------------------------------------------------------------------
              Dalewood and EBC are wholly-owned subsidiaries of EBC.com and EBC.com, therefore, may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Dalewood or EBC.

              Dalewood is the general partner of Dalewood LP and therefore may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by Dalewood LP.

              Information contained in this Schedule 13G is provided solely for the purpose of complying with Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of the securities described herein for any other purpose.

ITEM7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
              COMPANY:

              N/A

ITEM 8:       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              N/A

ITEM 9:       NOTICE OF DISSOLUTION OF GROUP:

              N/A

ITEM 10:      CERTIFICATION:

              By signing below, each of the Reporting Persons certifies that to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE:  June 7, 2002

                              FIREBRAND FINANCIAL GROUP, INC.

                                        /s/ David M. Nussbaum
                              By:_______________________________________
                                 David M. Nussbaum, Chairman, President and
                                   Chief Executive Officer

                              EARLYBIRDCAPITAL.COM INC.

                                        /s/ David M. Nussbaum
                              By:_______________________________________
                                 David M. Nussbuam, Chairman and
                                   Chief Executive Officer

                              DALEWOOD ASSOCIATES, INC.

                                        /s/ Deborah S. Novick
                              By:_______________________________________
                                 Deborah S. Novick, Senior Vice President

                             DALEWOOD ASSOCIATES LP

                              By:  DALEWOOD ASSOCIATES, INC., Manager

                                      /s/ Deborah S. Novick
                              By:_______________________________________
                                 Deborah S. Novick, Senior Vice President

                                    EXHIBIT I


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Video Network Communications, Inc. and that this Agreement be included as an Exhibit to such joint filing.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the June 7, 2002.


                              FIREBRAND FINANCIAL GROUP, INC.

                                        /s/ David M. Nussbaum
                              By:_______________________________________
                                 David M. Nussbaum, President, Chairman
                                   and Chief Executive Officer

                              EARLYBIRDCAPITAL.COM, INC.

                                        /s/ David M. Nussbaum
                              By:_______________________________________
                                 David M. Nussbaum, Chairman and
                                   Chief Executive Officer

                              DALEWOOD ASSOCIATES, INC.

                                       /s/ Deborah S. Novick
                              By:_______________________________________
                                 Deborah S. Novick, Senior Vice President

                              DALEWOOD ASSOCIATES LP

                              By:  DALEWOOD ASSOCIATES, INC., Manager

                                     /s/ Deborah S. Novick
                              By:_______________________________________
                                 Deborah S. Novick, Senior Vice President







                                  Page 12 of 12